EXHIBIT 99.1

Gentor Resources Inc.

PRESS RELEASE

Gentor expands operations into Turkey and signs Option Agreement with
Turkish miner “the Besler Group” to explore for copper at the Hacimeter
VMS project in Turkey

Gentor is targeting the discovery of high-grade massive sulphide mineralisation in the vicinity of recently discovered, near-surface copper stringer zones at Hacimeter.

Toronto, Canada – April 30, 2012 - Gentor Resources Inc. (“Gentor” or the “Company”) (TSX-V – “GNT” & OTCQB – “GNTOF”) announces that it has negotiated a 12 month option with “the Besler Group” in Turkey to explore the Hacimeter Cyprus-type volcanogenic massive sulphide (“VMS”) discovery and specifically to target higher grade massive sulphide mineralisation using geological and electro-magnetic (“EM”) geophysical techniques.  The option agreement provides provision for the establishment of a 70% Gentor and 30% Besler Group, joint venture agreement to both explore the Hacimeter Project and the surrounding region.

Gentor has incorporated a wholly-owned subsidiary in Turkey with offices located in central Ankara, to facilitate VMS base metal exploration, discovery and development in Turkey.  In addition, Gentor has appointed a highly experienced industry geologist Dr. Omer Celenk as its Country Manager.  Dr.
Celenk, having completed a BSc Hons. at Birmingham University in the UK, went on to Leicester University to complete both an MSc in Mining Geology & Mineral Exploration and a PhD in Exploration Geochemistry.  He worked for the Turkish Geological Survey MTA before becoming an expert Geochemist with the United Nations working in India, the Philippines and Uganda.  After five years with Irish junior Kenmare Resources, Dr. Celenk consulted in Turkey to various companies, including a stint with Kefi Minerals plc. Gentor’s new Ankara based staff include: Deniz Ates, previously a senior geologist with our joint venture partner, the Besler Group, who will manage the Hacimeter Project exploration; and Zeynep Erdogan, a graduate geologist who will be our GIS geologist/administrator.

Further, Gentor has purchased a regional database of Turkish maps and exploration information and commissioned a regional study of Turkish VMS deposits, with the intention of using in-house VMS expertise to secure further advanced exploration ground in Turkey.

Gentor’s President & CEO Dr. Peter Ruxton commented: “We are very excited about creating more value for shareholders by supplementing our Oman copper search with additional quality exploration opportunities in Turkey.  The Hacimeter Project not only provides us with a “drill-ready” VMS target but also enables us to lever of the Besler Group’s regional experience to generate further copper and base metal opportunities in a relatively unexplored VMS terrain.  With the right local partners, Gentor sees significant value in applying its copper-base metal focus and significant VMS exploration experience to discover and develop projects in what it sees as a number of under-explored VMS provinces in Turkey.”

GENTOR IN TURKEY

With its robust economy, excellent infrastructure, pro-mining administration and tax incentives for mining, Turkey is becoming an important exploration and mining destination.  A number of recent revisions to the Mining Code have produced a more secure exploration and mining environment in a highly prospective geological terrain on the threshold of Europe.  Given Turkey’s strong minerals heritage and established mining culture, together with highly prospective and relatively under-explored geology, Gentor believes it will remain an attractive target for international exploration and mining companies.  In particular, Gentor sees excellent potential for both Kuroko and Cyprus-type base metal deposits in various provinces of Turkey, especially in the productive Black Sea Coast region (the Pontic Belt), which is the prime regional target for Mesozoic-aged VMS and younger copper-gold systems.

Turkey has a wide distribution of Ophiolitic and Island Arc volcanic settings that have not received intensive modern exploration due to perceived low potential for major copper and related base metal deposits.  Gentor has a positive view towards locating new base metal discoveries in previously neglected regions and intends to acquire key tenement coverage within several priority target areas by the end of 2012.  Gentor also intends to develop and foster strategic relationships with Turkish partners to accelerate its exposure to significant new deposits.

HACIMETER PROJECT

The Hacimeter copper-gold project is located 20 kilometres south-west of the regional centre Erzurum in a mountainous region rising to over 2,000 metres above sea level approximately 750 kilometres east of Ankara in eastern Turkey (see Figure 1).  Geologically, the Erzurum Province is dominated by Ophiolitic rocks which comprise part of the Izmir-Ankara-Erzincan Ophiolite Belt that was generally dismembered and deformed during obduction, but has a crustal sequence of similar type and age to the standard mafic volcanic hosts for Cyprus-type VMS mineralisation elsewhere in Turkey, Cyprus and Oman.

In summary, previous exploration undertaken at Hacimeter has identified two zones of relatively low-grade disseminated to stringer pyrite-chalcopyrite mineralisation hosted within mafic volcanic rocks.  The stratigraphic setting and mineralisation style are consistent with the sub-seafloor feeder portion of a Cyprus-type VMS system.  This mineralisation remains open in several directions, and a third adjacent chargeability response as well as a nearby conductive target remains untested.

Prospect Geology
The Hacimeter copper-gold project is located within a deformed and imbricated 50 kilometre by 15 kilometre tectonic block that contains a number of (mostly) north dipping regional thrust slices of Ophiolite (see Figure 2), comprising undifferentiated ophiolite (mostly ultramafics), meta-volcanics and sediments, and an ophiolitic melange.  The meta-volcanic portion of this sequence mapped by Besler geologists in the Hacimeter Project area exhibits seafloor radiolarites and gossanous zones within spilitic volcanics.

Mineralisation at the Hacimeter Project was discovered by the Besler Group in 2010 when they identified exposed gossanous zones during investigation of anomalous copper values in regional stream geochemical data collected by MTA during the 1980’s (see Figures 3a & 3b).  Besler engaged a Turkish joint venture partner to manage exploration on the project during 2010-11 and completed 39 line kilometres of IP over the known mineralisation and surrounding areas as well as two phases of diamond drilling for an overall 43 drill holes totalling 5,003 metres (see Figure 4).  This work identified a zone of disseminated and stringer pyrite +/- chalcopyrite sulphide mineralisation within strongly silica-altered mafic volcanics that extended from surface to at least 40 metres depth and remains open towards the SE and SW.  Preliminary laboratory scale flotation metallurgical testing of the material produced a concentrate of 26-31% copper with a copper recovery at 70-92% - work that suggests that a marketable copper concentrate could be produced from it.

Proposed Exploration
Gentor’s target is to identify a large massive sulphide system in this district.  Initial exploration will include ground based EM and diamond drilling of both geological and prime geophysical targets at Hacimeter during the 2012 field season commencing in mid-year.  The EM survey will include at least 30 line kilometres of data and will cover the known mineralisation and surrounding geologically prospective areas - with the aim of delineating any higher-grade seafloor massive sulphide zones typically associated with Cyprus VMS stringer zones.  Gentor expects to drill a minimum of 10–15 holes for 1,500 metres at Hacimeter in 2012 with two primary objectives:

a)	to test existing geophysical/geological targets in order to extend the known mineralisation and identify high-grade massive sulphide; and
b)	to test new targets generated during the course of the ground EM survey and expand the zone of known mineralisation.

The Besler Group Agreement
Gentor has signed an agreement with local miner “the Besler Group”, which holds a Category IV Operating License no. 45207 covering an area of 5,283.33 hectares at Hacimeter in the Erzurum District of north-eastern Turkey.  Under the agreement, Gentor has been granted a 12 month option period for the purposes of funding and carrying out the exploration for copper and base metals within the Operating Licence area and in an area of influence around it, for an option fee of US$200,000.

Gentor shall determine on or before the expiry date of the said 12 month option period whether to acquire a 70% interest in the Project.  If Gentor exercises its option to acquire a 70% interest in the Project, a further US$400,000 would be payable by Gentor to the Besler Group, and Gentor would fund exploration by completing a feasibility study within three years from the acquisition of the said 70% interest (the “Feasibility Period”).  At the end of the second and third year of the Feasibility Period, Gentor would pay annual sums of US$300,000 to the Besler Group.

The agreement also provides that Gentor shall fund and manage exploration and feasibility activities during the feasibility and development periods.  All Gentor funded expenditure during the option, feasibility and development periods is to be preferentially recoverable from first cash flow during the production period, less an amount of US$3,200,000.  Once the Project starts generating cash, Gentor shall have a preferential right to first cash flow from the Project on a 90%-10% basis.  Once all Gentor expenditures in excess of US$3,200,000 are fully recovered, the profit from the operation shall be shared on a 70%-30% basis.

Qualified Person

The technical information in this press release has been reviewed and approved by Dr. Peter Ruxton, who is a Professional Member of the Institute of Materials, Minerals and Mining (I.M.M.M.), the Company's President and Chief Executive Officer and a "qualified person" (as such term is defined in Canadian National Instrument 43-101 as promulgated by the Canadian Securities Administrators).

About Gentor

Gentor is a mineral exploration company whose projects include copper and gold properties in the Sultanate of Oman and Turkey and a molybdenum-tungsten-silver property in East Central Idaho, U.S.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in the Sultanate of Oman and Turkey.
In Oman, Gentor is partnered with Al Fairuz Mining Company LLC on its Block 5 exploration tenement and Al Zuhra Mining Company LLC on Block 6.  In Turkey, Gentor is partnered with the Besler Group at Hacimeter.

About Besler

The Besler Group is an Eastern Anatolia focused metals and industrial materials, mining and fabrication group primarily producing marble, travertine and chromite but also has licenses to search for base and precious metals. Gentor considers the Besler Group to be an ideal local partner to accelerate exploration into the largely unexplored Eastern Anatolian region of Turkey.

Cautionary Notes

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world copper or gold markets and equity markets, political developments in Oman or Turkey, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. investors are cautioned not to assume that any disclosure of mineralization contained in this press release is economically or legally mineable.  U.S. investors are urged to closely consider all of the disclosures in the Company's reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.html.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Dr. Peter Ruxton, President & CEO, United Kingdom Tel: + 44 (0) 7786 111103; or Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.

Figure 1 – Geological Map of Turkey with the main crustal sutures shown.  Significant copper-base metals mines are marked

Figure 2 – Geology and location of the Hacimeter Project in the Erzurum District of NE Turkey

Figure 3a – Hacimeter – MTA Stream Sediment Geochemistry - Copper

Figure 3b – Hacimeter – MTA Stream Sediment Geochemistry - Zinc

Figure 4 – Hacimeter Project Induced Polarisation (IP) chargeability anomalies with Besler drill holes but further potential denoted.